--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                      AQUAPENN SPRING WATER COMPANY, INC.

                           (Name of Subject Company)

                      AQUAPENN SPRING WATER COMPANY, INC.

                       (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)

                                   03838X109

                     (CUSIP Number of Class of Securities)

                            ------------------------

                              EDWARD J. LAUTH, III
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      AQUAPENN SPRING WATER COMPANY, INC.
                                  P.O. BOX 938
                               ONE AQUAPENN DRIVE
                       MILESBURG, PENNSYLVANIA 16853-0938
                                  814-355-5556

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing the Statement)

                            ------------------------

                                   COPIES TO:

                           BRIAN D. DOERNER, ESQUIRE
                     BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                         1735 MARKET STREET, 51ST FLOOR
                     PHILADELPHIA, PENNSYLVANIA 19103-7599
                                  215-665-8500

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is AquaPenn Spring Water Company, Inc., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at One AquaPenn Drive, Milesburg, Pennsylvania 16853-0938. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is the common stock, no par value, of the Company ("Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated November 6, 1998 (the "Schedule 14D-1") filed by Groupe Danone, a French SOCIETE ANONYME ("Parent"), and Zoneo Acquisition Corp., a Pennsylvania corporation and an indirect subsidiary of Parent ("Purchaser"), to purchase all of the outstanding shares of Common Stock (the "Shares") at $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the "Offer"), copies of which are filed as Exhibits hereto.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated November 2, 1998, among Parent, Purchaser and the Company (the "Merger Agreement"), a copy of which is filed as an Exhibit hereto. The Offer is subject to the conditions set forth in the Merger Agreement, including the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer at least 80% of the issued and outstanding shares of Common Stock on a fully diluted basis (the "Minimum Condition"). Parent may not decrease the Minimum Condition without the prior written consent of the Company. In the event all the conditions to the Offer have been satisfied or waived other than the Minimum Condition, and in the event that Shares constituting at least 19.9% of the outstanding Shares have been validly tendered and not withdrawn (which amount should be tendered pursuant to the Shareholder Agreements referred to in
Item 6(b)), the Purchaser may, at its option, purchase any number of tendered shares up to 19.9% of the then outstanding Shares on a pro rata basis.

    Pursuant to the Merger Agreement, following the consummation of the Offer and subject to the satisfaction of certain conditions, Purchaser will merge with and into the Company, with the Company to continue as the surviving entity (the "Merger"). At the effective time of the Merger, each Share issued and outstanding immediately prior to such effective time (other than Shares held in the treasury of the Company, owned by Purchaser, Parent or any direct or indirect subsidiary of Parent or of the Company, and other than Shares held by shareholders, if any, who shall have dissented and demanded the right to receive the fair value of the Shares under Pennsylvania Law) will be canceled and converted automatically into the right to receive $13.00 in cash, or any greater amount per Share that may be paid pursuant to the Offer, without interest. The terms of the Merger Agreement, incorporated herein by reference, are summarized in the Introduction and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements") and Section 14 ("Conditions to the Offer") of the Offer to Purchase. Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

    As set forth in the Schedule 14D-1, the principal executive offices of Parent are located at 7 Rue de T eheran, 75381 Paris Cedex 08, France and the principal executive offices of Purchaser are located at 208 Harbor Drive, Stamford, CT 09902.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b)(1) GENERAL.

    The information set forth in the Introduction and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements") and Section 14 ("Conditions to the Offer") of the Offer to Purchase are incorporated herein by reference.

    (b)(2) ARRANGEMENTS WITH DIRECTORS, OFFICERS AND EMPLOYEES.

    In September 1994, the Company and Edward J. Lauth, III, President and Chief Executive Officer of the Company, entered into an employment agreement pursuant to which Mr. Lauth receives a salary, adjusted annually, and deferred compensation in the amount of 15.0% of his annual salary. The initial term of the employment agreement ended December 31, 1995, but the employment agreement automatically renews for an unlimited number of successive one-year terms unless either party gives six months written notice of termination. The employment agreement contains a non-compete provision which extends for two years beyond termination of the employment agreement. The Company and Mr. Lauth also entered into a change in control agreement in September 1994, which provides that if, within one year of a "change in control" (as defined in the agreement) of the Company, Mr. Lauth is terminated or resigns because his responsibilities have diminished or been significantly changed or his salary has been reduced by more than 15.0%, Mr. Lauth shall be entitled to receive one year's salary and benefits and all outstanding stock options held by Mr. Lauth shall become immediately exercisable. The change in control agreement terminates if Mr. Lauth ceases to be employed by the Company prior to a change in control. The Company and Geoffrey F. Feidelberg, Chief Operating Officer and Chief Financial Officer of the Company, also entered into an employment agreement and change in control agreement in September 1994 on substantially the same terms as the employment agreement (other than the annual salary) and the change in control agreement entered into with Mr. Lauth. In addition, the Company executed a letter agreement on December 29, 1995 with Matthew J. Suhey for the payment of certain commissions in exchange for services performed for the Company.

    Upon the consummation of the Offer and the Merger, all of the foregoing agreements will be terminated. Thereafter, Messrs. Lauth and Feidelberg will be employed pursuant to new employment agreements, and Mr. Suhey will be subject to a consulting agreement. The terms of such new employment agreements and the consulting agreement are described in Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements") of the Offer to Purchase, which is incorporated herein by reference.

    Mr. Feidelberg holds an option to purchase 135,360 Shares granted pursuant to the Company's 1989 Stock Option Plan. In accordance with the terms of that plan, the Company will cause such option to, immediately prior to the effective time of the Merger, become exercisable regardless of the installment provisions contained in the stock option plan and to be terminated at such time. With respect to all other options and warrants for Shares, the Company will use its reasonable best efforts to obtain the consent of the holders of such options and warrants to their termination, immediately prior to the effective time of the Merger, in exchange for certain consideration. The Introduction and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements") of the Offer to Purchase describe more fully the effect of the Offer and the Merger on the options and warrants to purchase Shares and are incorporated herein by reference.

    In addition, certain directors, officers and employees of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as shareholders of the Company generally, including, as mentioned above, employment or consulting agreements for senior management of the Company, and the right to indemnification after the consummation of the Merger and to receive officers' and directors' liability insurance coverage, subject to the terms of the Merger Agreement. The Company's Board of Directors was aware of these interests when it considered and approved the Merger Agreement and the transactions contemplated thereby. In considering the recommendation of the Board in respect of the Offer, the shareholders of the Company should be aware of these interests. The information concerning these interests that is set forth in Section 11

("Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements") of the Offer to Purchase is incorporated herein by reference.

    Except as set forth in this Schedule 14D-9 or in the Offer to Purchase, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between (i) the Company or its affiliates and the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser and their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

    At a meeting held on November 1, 1998, at which all the directors were present in person or by telephone, the Board of Directors of the Company unanimously approved and adopted the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby. The Board of Directors has determined that the Merger Agreement is fair to, and in the best interests of, the Company and its shareholders. The Board recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer and if a meeting of the Company's shareholders is required to be called and held in accordance with applicable law, recommends that shareholders approve the Merger Agreement and the transactions contemplated thereby, including the Merger. For a discussion of the Board's reasons for its recommendation, see "Reasons for Recommendation" below.

    A press release announcing the Merger Agreement and related transactions and a letter to the shareholders from the Company communicating the Board's recommendation are filed as Exhibits to this Schedule 14D-9 and are incorporated herein by reference.

    (b) BACKGROUND TO THE OFFER; REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

    Background of the Offer

    The information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

    Reasons for Recommendation

    The Company's Board of Directors determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders. In arriving at its decision regarding its recommendation set forth above, the Board of Directors considered, among other things, the following:

        (1) the terms and conditions of the Merger Agreement, the Offer and the Merger, including the amount and form of the consideration being offered, the parties' representations, warranties and covenants and the conditions to their respective obligations;

        (2) the financial condition, results of operations, cash flows and prospects of the Company, as well as the Board of Directors' knowledge of the business, operations, assets and properties of the Company on both a historical and prospective basis;

        (3) the recent and historical market prices and trading volume of the Shares and the premium to such market prices represented by the Per Share Amount;

        (4) the current status of the industry in which the Company competes and the Company's position in that industry;

        (5) the financial condition and business reputation of Parent, and the ability of Parent and Purchaser to complete the Offer and the Merger in a timely manner;

        (6) the extensive arms-length negotiations between the Company and the Parent that resulted in the Merger Agreement and the Per Share Amount;

        (7) the process that resulted in the Merger Agreement and the alternatives to the sale of the Company, including continuing to maintain the Company as a public corporation and not engaging in any extraordinary transaction;

        (8) the fact that the Merger Agreement permits the Company's Board of Directors, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a Superior Proposal as described in the Merger Agreement;

        (9) the effect of the proposed transaction on the employees, customers, creditors and suppliers of the Company and on the communities surrounding the Company's facilities; and

        (10) the separate presentations given by Lazard Freres & Co. LLC ("Lazard") and Parker/ Hunter, Incorporated ("Parker") to the Board of Directors on November 1, 1998, in which Lazard and Parker each gave an oral opinion, each later put into written opinions dated November 2, 1998, to the effect that, as of the date of each such opinion and based upon and subject to certain matters stated therein, the consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) is fair, from a financial point of view, to such holders. The full text of the written opinions of Lazard and Parker, which each set forth the assumptions made, matters considered and limitations on the review undertaken by each party, are attached hereto as Exhibits and are incorporated herein by reference. Both opinions are directed only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and are not intended to constitute, and do not constitute, a recommendation as to whether any shareholder should tender their Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO CAREFULLY READ BOTH SUCH OPINIONS IN THEIR ENTIRETY.

    The foregoing discussion of factors considered by the Board of Directors is not intended to be exhaustive. The Company's Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented and considered by it. In addition, it is possible that different members of the Board assigned different weights to the factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company retained Lazard and Parker as its financial advisors in connection with the Offer and the Merger. Pursuant to the terms of Lazard's engagement, the Company has agreed to pay Lazard for its services a fixed financial advisory fee of $250,000 payable upon the execution of a definitive agreement with respect to a merger or sale of assets or equity securities or other interests, plus a fee equal to 1.5% of the consideration paid for the Company in the Offer and the Merger (less the $250,000 fee payable upon the execution of a definitive agreement described above) upon the consummation of such transactions. The Company has agreed to pay Parker an opinion fee of $175,000 plus a fee of $100,000 for each additional opinion requested by the Company's Board of Directors with respect to amended or revised offers. The Company also has agreed to reimburse Lazard and Parker for reasonable travel and other out-of-pocket expenses, including the reasonable fees and disbursements of their respective legal counsels, and to indemnify Lazard and Parker and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of their respective engagements.

    Lazard acted as the lead underwriter for the Parent's offer of American Depository Shares on November 19, 1997 and has in the past provided, and is currently providing, investment banking services to Parent, for which Lazard has received customary fees. Further, Lazard's Chairman is a director of Parent and a Director of the Eurafrance Group which beneficially owned 5.7% of Parent and 8.8% of the voting rights pertaining thereto as of November 13, 1997, and also has an indirect economic interest in Lazard.

    In the ordinary course of business, Lazard and Parker and their respective affiliates may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the shareholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as set forth below:

    1. Geoffrey F. Feidelberg, Chief Operating Officer and Chief Financial Officer of the Company, was issued 901 Shares as Directors' compensation on September 16, 1998 and was granted an option for 30,040 Shares on October 1, 1998 pursuant to the terms of his employment agreement;

    2. Richard F. DeFluri, a director of the Company, was issued 901 Shares on September 16, 1998 as Directors' compensation;

    3. Daniel J. Delligatti, a director of the Company, was issued 225 Shares on September 16, 1998 as Directors' compensation;

    4. John H. Gutfruend, a director of the Company, was issued 901 Shares on September 16, 1998 as Directors' compensation;

    5. Dr. James D. Hammond, a director of the Company, was issued 901 Shares on September 16, 1998 as Directors' compensation and exercised a warrant held by him on October 30,1998 for 9,012 Shares;

    6. Timothy J. Healy, a director of the Company, was issued 225 Shares on October 2, 1998 as Directors' compensation;

    7. Edward J. Lauth, III, President and Chief Executive Officer of the Company, was issued 901 Shares on September 16, 1998 as Directors' compensation, was granted an option for 30,040 Shares on October 1, 1998 pursuant to the terms of his employment agreement and exercised all stock options held by him (including the option granted October 1, 1998) for 120,160 Shares on October 30, 1998;

    8. Alfred A. Piergallini, a director of the Company, was issued 225 Shares on September 16, 1998 as Directors' compensation;

    9. Robert E. Poole, a director of the Company, was issued 901 Shares on September 16, 1998 as Directors' compensation;

    10. Henry S. Shatkin, a director of the Company, was issued 901 Shares on September 16, 1998 as Directors' compensation;

    11. Matthew J. Suhey, a director of the Company, was issued 901 Shares on September 16, 1998 as Directors' compensation, was granted an option for 30,040 Shares on October 1, 1998 pursuant to a resolution of the Company's Board of Directors and exercised all stock options held by him (including the option granted October 1, 1998) on October 30, 1998 for 360,480 Shares; and

    12. Calvin J. Wagner, a director of the Company, was issued 901 Shares on October 2, 1998 as Directors' compensation.

    In addition, the Company repurchased 17,550 Shares pursuant to its Stock Repurchase Program during the past 60 days.

    (b) To the best of the Company's knowledge, all of its executive officers, directors and affiliates currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons. Three of the Company's shareholders, Edward J. Lauth, III, Geoffrey F. Feidelberg and Matthew Suhey, have each entered into a Shareholder Agreement, the terms of which are described in Section 11 of the Offer to Purchase which is incorporated herein by reference, that provides that the applicable shareholder will (i) tender his Shares into the Offer, (ii) vote his Shares in favor of the Merger, if applicable, and (iii) grant an option to the Purchaser to purchase his Shares at the Per Share Amount, in each case subject to the conditions in the applicable Shareholder Agreement.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Items 3(b) or 4, there are no transactions, Board of Director resolutions, agreements in principle, or signed contracts in response to the Offer, other than those agreements described (or whose description is incorporated by reference) in Item 3(b) above, that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements") and Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     99.1  Offer to Purchase dated November 6, 1998.*
     99.2  Letter of Transmittal.*
     99.3  Press Release issued by the Company on November 2, 1998.
     99.4  Opinion of Lazard Freres & Co. LLC dated November 2, 1998.*
     99.5  Opinion of Parker/Hunter, Incorporated dated November 2, 1998.*
     99.6  Letter from the Company to each shareholder dated November 6, 1998.*
     99.7  Agreement and Plan of Merger dated November 2, 1998 among Parent, Purchaser and the Company.
     99.8  Confidentiality Agreement dated September 11, 1998 between Parent and the
           Company.
     99.9  Employment Agreement dated November 2, 1998 between Great Brands of Europe, Inc.
           and Edward J. Lauth, III.
    99.10  Employment Agreement dated November 2, 1998 between Great Brands of Europe, Inc.
           and Geoffrey F. Feidelberg.
    99.11  Consulting Agreement dated November 2, 1998 between Great Brands of Europe, Inc.
           and Matthew J. Suhey.
    99.12  Registration Rights Agreement dated November 2, 1998 among Parent, Purchaser and the Company.
    99.13  Shareholder Agreement dated November 2, 1998 among Parent, Purchaser and Edward
           J. Lauth, III.
    99.14  Shareholder Agreement dated November 2, 1998 among Parent, Purchaser and Geoffrey
           F. Feidelberg.
    99.15  Shareholder Agreement dated November 2, 1998 among Parent, Purchaser and Matthew
           J. Suhey.

------------------------

*   Included in materials mailed to shareholders.

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 6, 1998          AQUAPENN SPRING WATER COMPANY, INC.

                                By:           /s/ EDWARD J. LAUTH, III
                                     -----------------------------------------
                                             Name: Edward J. Lauth, III
                                        Title: President and Chief Executive
                                                      Officer

EXHIBIT INDEX

     99.1  Offer to Purchase dated November 6, 1998.*
     99.2  Letter of Transmittal.*
     99.3  Press Release issued by the Company on November 2, 1998.
     99.4  Opinion of Lazard Freres & Co. LLC dated November 2, 1998.*
     99.5  Opinion of Parker/Hunter, Incorporated dated November 2, 1998.*
     99.6  Letter from the Company to each shareholder dated November 6, 1998.*
     99.7  Agreement and Plan of Merger dated November 2, 1998 among Parent, Purchaser and the Company.
     99.8  Confidentiality Agreement dated September 11, 1998 between Parent and the
           Company.
     99.9  Employment Agreement dated November 2, 1998 between Great Brands of Europe, Inc.
           and Edward J. Lauth, III.
    99.10  Employment Agreement dated November 2, 1998 between Great Brands of Europe, Inc.
           and Geoffrey F. Feidelberg.
    99.11  Consulting Agreement dated November 2, 1998 between Great Brands of Europe, Inc.
           and Matthew Suhey.
    99.12  Registration Rights Agreement dated November 2, 1998 among Parent, Purchaser and the Company.
    99.13  Shareholder Agreement dated November 2, 1998 among Parent, Purchaser and Edward
           J. Lauth, III.
    99.14  Shareholder Agreement dated November 2, 1998 among Parent, Purchaser and Geoffrey
           F. Feidelberg.
    99.15  Shareholder Agreement dated November 2, 1998 among Parent, Purchaser and Matthew
           Suhey.

------------------------

*   Included in materials mailed to shareholders.